Exhibit 99.1

LATAM Airlines continues gradual recovery of passenger operations, reaches 20% capacity in September

Santiago, Chile, October 9, 2020– LATAM Airlines Group today announced that it has continued to see a gradual recovery of its passenger operations over the last three months. In September, the airline saw an increase to 20% of its capacity (measured in “available seat-kilometer” -ASK), while in August capacity was 13.9% and in July it was just 9.2%, in relation to the same period in 2019. These results occurred after a drastic reduction in LATAM's operations last April and May, 5.7% and 6.7% respectively, due to COVID-19.

In September, passenger traffic (measured in “rented passenger kilometers”- RPK) was 16.9% of the traffic seen over the same period during the previous year, reaching a load factor of 69,6%% (12,9 percentage points under the previous year)

During September, LATAM Airlines Group offered more frequencies to domestic destinations in Chile, Brazil, Peru and Ecuador, and restarted domestic operations in Colombia. In international flights, the preferred routes included Sao Paulo-Montevideo and Santiago-Montevideo; plus, two weekly flights from Santiago to Los Angeles and New York respectively. There was also an increase to three flights a week from Santiago to Madrid, in addition to the São Paulo / Guarulhos-New York. In Chile, LATAM flew 11 destinations, going from 20 to 35 daily frequencies.

In relation to LATAM’s cargo operations, the load factor was 70.4% (16.9 percentage points above what was registered during the same period of the previous year). LATAM Cargo has maximized the use of its B-767F cargo fleet and has used passenger aircraft for exclusive cargo transportation.

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

	September				Year to Date
	2020	2019	% Change		2020	2019	% Change
LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	1,695	10,044	-83.1%		33,471	92,686	-63.9%
DOMESTIC SSC (1)	275	1,779	-84.6%		6,291	16,315	-61.4%
DOMESTIC BRAZIL (2)	1,173	2,832	-58.6%		11,491	23,649	-51.4%
INTERNATIONAL (3)	248	5,433	-95.4%		15,689	52,721	-70.2%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	2,436	12,176	-80.0%		43,050	110,706	-61.1%
DOMESTIC SSC (1)	401	2,236	-82.1%		8,116	19,961	-59.3%
DOMESTIC BRAZIL (2)	1,444	3,474	-58.4%		14,626	29,047	-49.6%
INTERNATIONAL (3)	591	6,466	-90.9%		20,307	61,699	-67.1%

PASSENGER LOAD FACTOR
SYSTEM	69.6%	82.5%	-12.9	pp	77.7%	83.7%	-6.0	pp
DOMESTIC SSC (1)	68.5%	79.5%	-11.1	pp	77.5%	81.7%	-4.2	pp
DOMESTIC BRAZIL (2)	81.2%	81.5%	-0.3	pp	78.6%	81.4%	-2.9	pp
INTERNATIONAL (3)	41.9%	84.0%	-42.1	pp	77.3%	85.4%	-8.2	pp

PASSENGERS BOARDED (thousand)
SYSTEM	1,306	6,118	-78.6%		20,895	54,243	-61.5%
DOMESTIC SSC (1)	320	2,213	-85.5%		7,172	19,522	-63.3%
DOMESTIC BRAZIL (2)	950	2,653	-64.2%		10,130	22,277	-54.5%
INTERNATIONAL (3)	37	1,252	-97.1%		3,592	12,444	-71.1%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	238	281	-15.3%		2,246	2,601	-13.7%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	338	525	-35.7%		3,463	4,717	-26.6%

CARGO LOAD FACTOR
SYSTEM	70.4%	53.5%	16.9	pp	64.8%	55.2%	9.7	pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world. Prior to the COVID-19 crisis, it offered services to 145 destinations in 26 countries, including six domestic markets in South America – Argentina, Brazil, Chile, Colombia, Ecuador and Peru – in addition to international operations in Latin America, Europe, the United States, the Caribbean, Oceania, Africa and Asia.

In 2019, the airline group transported over 74 million passengers, operating approximately 1,400 flights per day. Last year, it ranked as the world’s most on-time ‘global network airline’ by Cirium and most punctual ‘mega airline’ by OAG, also being voted the ‘best airline in South America’ in the Skytrax World Airline Awards 2019.

LATAM Airlines Group has over 300 aircraft in its fleet, featuring the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airline group in the Americas and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2019, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the sixth consecutive year.

LATAM Cargo is LATAM Airlines Group’s business unit specialized in air cargo transportation. It transports cargo in 320 passenger aircraft’s bellies and in its 11 freighters. LATAM Cargo offers modern infrastructure, a wide range of services and care options to satisfy its clients’ needs, and air services to 152 destinations in 29 countries. During 2019, LATAM Group transported 903,800 tons.

For further information, visit www.latam.com. For financial information: www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Argentina, Ecuador and Colombia.
(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.
(3)	International = International passenger operations of LAN and TAM.